
13030154

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mitsubishi UFJ Securities (USA), Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway - 29th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith McDermott (212) 405-7036
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/7/13

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

We have audited the accompanying statement of financial condition of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company") as of December 31, 2012, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Mitsubishi UFJ Securities (USA), Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2013

MITSUBISHI UFJ SECURITIES (USA), INC.
(A wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
(In thousands of dollars)

ASSETS	
Cash and cash equivalents	$ 73,972
Cash deposited under federal and other regulations or requirements	3,500
Collateralized agreements:	
Securities borrowed	2,186,119
Securities purchased under agreements to resell	23,388,236
Receivables:	
Brokers, dealers and clearing organizations	91,830
Affiliates	3,462
Financial instruments owned ($1,202.6 million pledged)	2,193,055
Interest receivable	17,162
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $13.3 million)	8,810
Deferred tax assets, net	17,094
Other assets	12,410
TOTAL ASSETS	$ 27,995,650
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Short term borrowings	$ 260,000
Collateralized financings:	
Securities loaned	860,701
Securities sold under agreements to repurchase	25,898,376
Payables:	
Customers	635
Brokers, dealers and clearing organizations	9,381
Affiliates	20,514
Financial instruments sold, but not yet purchased	527,122
Interest payable	9,169
Accrued expenses and other liabilities	51,227
	27,637,125
Liabilities subordinated to claims of general creditors	220,000
STOCKHOLDER'S EQUITY:	
Common stock, no par value and additional paid-in-capital; 2,000 shares authorized, 690 shares outstanding	69,000
Retained earnings	69,525
Total stockholder's equity	138,525
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,995,650

See notes to Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS ACTIVITIES

Mitsubishi UFJ Securities (USA), Inc. (the "Company") is a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company. MUSHD is a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"). The Company is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

In its capacity as a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, securities borrow and loan transactions, and domestic and foreign debt and equity securities transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Securities Transactions - Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net by CUSIP on a trade date basis. Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased is accrued as Interest receivable and Interest payable, respectively, in the Statement of Financial Condition.

All positions are carried at fair value on the Statement of Financial Condition.

Cash and Cash Equivalents - The Company defines cash equivalents as overnight time deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2012 the Company had $67,164 in a securities clearing account with a major money center bank.

Cash Deposited or Segregated under Federal and Other Regulations or Requirements – Cash deposited is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 of the Securities and Exchange Act of 1934.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase - Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency and mortgage-backed securities. The repurchase agreements are treated as collateralized financing transactions and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

When the requirements of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 210-20-45-11 are met, the Company nets certain repurchase agreements and resale agreements with the same counterparty in the Statement of Financial Condition.

Securities Borrowed and Securities Loaned - Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed, the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short term in nature and are collateralized. Interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, in the Statement of Financial Condition.

From time to time, the Company may borrow securities without collateral from MUSHD. The Company does not record these securities on the Statement of Financial Condition because the requirements of a sale have not been met by MUSHD under ASC 860, *Transfers and Servicing*.

Derivative Instruments - All derivatives, primarily exchange-traded options and interest rate futures, and forward foreign exchange contracts are reported on the Statement of Financial Condition at their fair value. The reported receivables (unrealized gains) and payables (unrealized losses) related to derivatives are included in Receivables from and Payables to brokers, dealers, and clearing organizations. The Company also enters into forward foreign exchange contracts to economically hedge non-dollar term repurchase agreements and non-dollar term loans.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

At December 31, 2012, Furniture, equipment and leasehold improvements consist of the following:

	Cost	Accumulated Depreciation and amortization	Net Book Value
Furniture and fixtures	$ 410	$ 161	$ 249
Leasehold improvements	7,562	3,368	4,194
Computers and other equipment	14,110	9,743	4,367
Total	$22,082	$13,272	$ 8,810

Foreign Exchange - Assets and liabilities denominated in non-U.S. dollar currencies, which mainly represent repurchase agreements, are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Receivables and Payables – Customers - Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to the Company or not received by the Company. Customer transactions are recorded on a settlement date basis.

Receivables and Payables – Brokers, Dealers, and Clearing Organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, receivables arising from unsettled trades, margin deposits with clearing organizations, receivables from underwriting transactions and receivables on futures transactions.

Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, payables from underwriting transactions and payables on futures transactions.

Income Taxes – Deferred tax assets and liabilities are determined based upon temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. A valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization has been recognized, which reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

3. RECENT ACCOUNTING DEVELOPMENTS

Repurchase Agreements
In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-03, *Reconsideration of Effective Control for Repurchase Agreements,* which amends ASC Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial assets. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions that occur on or after the effective date. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

Fair Value Measurement
In May 2011, the FASB issued ASU. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU 2011-04 are to be applied prospectively and are effective on or after December 15, 2011. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities.* The amendments in the ASU require that companies enhance current disclosures about offsetting assets and liabilities in order to reduce differences between U.S. GAAP and IFRS. Entities are required to enhance current disclosures about offsetting assets and liabilities in order to reduce differences between U.S. GAAP and IFRS. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The disclosures are effective for annual reporting periods beginning on or after January 1, 2013. The Company does not believe the adoption of this ASU will have a material impact on its Statement of Financial Condition.

In January 2013, the FASB issued ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.* The amendments in the ASU clarify that the scope of Update 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments are effective for fiscal years beginning on or after January 1, 2013. The Company does not believe the adoption of this ASU will have a material impact on its Statement of Financial Condition.

Financial Instruments
In February 2013, the FASB issued ASU 2013-03, *Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities.* The amendments in the ASU clarify the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3) does not apply to nonpublic entities for items that are not measured at fair value in the statement of financial position but for which fair value is disclosed. The amendments affect nonpublic entities that have total assets of $100 million or more or that have one or more derivative instruments and is effective upon issuance. The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

4. FINANCIAL INSTRUMENTS

Financial instruments owned and Financial instruments sold, not yet purchased at fair value at December 31, 2012 consist of:

	Owned	Sold
U.S. Treasury and Agencies	$1,567,430	$372,380
Corporate debt	415,638	149,813
Municipal debt	201,451	-
Equities	7,945	-
Options	591	787
Forward foreign exchange contracts	-	4,142
	$2,193,055	$527,122

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned on the Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or repledge the collateral. At December 31, 2012, the amount of securities pledged which the counterparty did have the right to deliver or repledge is $1,202,594.

5. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2012 consist of the following:

	Receivables	Payables
Securities failed-to-deliver/receive	$ 6,602	$4,237
Clearing organizations receivable/payable	22,270	-
Capital markets agent transactions	40,455	5,144
Futures transactions	91	-
Pending trades	22,412	-
	$91,830	$9,381

6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has three subordinated loan agreements totaling $220 million with its parent, MUSHD, at December 31, 2012 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount
March 29, 2013	6m LIBOR + 1.17%	1.84%	$ 35,000
September 30, 2015	6m LIBOR + 1.47%	2.14%	35,000
March 31, 2016	6m LIBOR + 1.57%	2.23%	150,000
			$220,000

The loans allow for prepayment of all or any part of the obligation at the option of the Company, and upon receipt of prior written approval from FINRA and the NFA.

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid. The loans maturing on September 30, 2015 and March 31, 2016 are considered in the debt to equity ratio for regulatory purposes.

7. CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2012, the Company had on deposit $3,500 in an account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

8. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The Company classifies its financial instruments using a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include U.S. Treasury and Agency securities, exchange traded equities, and options.
- Level 2 – Quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical assets or liabilities; and inputs other than quoted prices that are observable for the asset or liability. Level 2 securities include corporate and municipal debt instruments, less actively traded Treasury securities, and forward foreign exchange contracts.
- Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. There are no Level 3 assets at or for the year ended December 31, 2012.

U.S. Treasury and Agency debt securities are valued using third party market price quotations. Valuation adjustments are not applied. Accordingly, U.S. Treasury and Agency issued debt securities are categorized in Level 1 of the fair value hierarchy when actively traded. Less actively traded U.S. Treasury and Agency issued debt securities are categorized in Level 2 of the fair value hierarchy.

Equity securities (exchange traded) are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Options (listed) are valued based on quoted prices from the exchange and categorized in Level 1 of the fair value hierarchy.

Corporate debt fair value is determined using third party market price quotations. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Municipal debt fair value is determined using third party market price quotations, recently executed transactions or external pricing models. These bonds are categorized in Level 2 of the fair value hierarchy.

Forward foreign exchange contracts are valued using internal pricing models based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial instruments owned:				
U.S. Treasury and Agencies	$1,544,885	$ 22,545	$ -	$1,567,430
Corporate debt	-	415,638	-	415,638
Municipal debt	-	201,451	-	201,451
Equities	7,945	-	-	7,945
Options	591	-	-	591
	$1,553,421	$639,634	$ -	$2,193,055

Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Financial instruments sold, but not yet purchased:				
U.S. Treasury	$372,380	$ -	$ -	$372,380
Corporate debt	-	149,813	-	149,813
Options	787	-	-	787
Forward foreign exchange contracts		4,142	-	4,142
	$373,167	$153,955	$ -	$527,122

A review of fair value hierarchy classifications is conducted on a semi-annual basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. For the year ended December 31, 2012 there were no significant changes between Level 1 and Level 2.

9. DERIVATIVE INSTRUMENTS

The Company trades listed options, interest rate futures, and forward foreign exchange contracts. The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and economic hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis.

The following table summarizes the fair value of derivative instruments not designated as accounting hedges by type of derivative contract on a gross basis as of December 31, 2012:

	Assets		Liabilities	
	Fair Value	Notional	Fair Value	Notional
Financial instruments owned / sold, but not yet purchased:				
Options on futures	$163	$20,000	$	$
Equity options	428	9,808	787	7,945
Forward foreign exchange contracts	-	-	4,142	144,282
Brokers, dealers and clearing organizations:				
Futures	13	2,500	-	-

In its capacity as a broker-dealer, the Company will, at times, enter into forward foreign exchange transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The Company also enters into forward foreign exchange transactions to economically hedge non-dollar loan and term repurchase transactions. At December 31, 2012, the unrealized loss associated with these forward foreign exchange transactions totaled $4.1 million and was included in Financial instruments sold, but not yet purchased on the Statement of Financial Condition.

10. RELATED PARTY ACTIVITIES

The Company has transactions with affiliates, including MUSHD. These transactions include capital market transactions, facilitating securities transactions, repurchase and reverse repurchase agreements, advisory services, clearing and operational support. At December 31, 2012, assets and liabilities with related parties consist of the following:

Assets:		
Cash and cash equivalents	$	5,732
Securities purchased under agreements to resell		5,710,267
Receivables:		
Securities borrowed		374,841
Affiliates		3,462
Interest receivable		1,479
Liabilities:		
Short term borrowings	$	260,000
Securities sold under agreements to repurchase		488,392
Payables:		
Securities loaned		385,970
Affiliates		20,514
Interest payable		2,912
Liabilities subordinated to claims of general creditors	$	220,000

The Company has a $300 million collateralized committed borrowing facility with Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"). At December 31, 2012, the facility was not drawn down.

At December 31, 2012, the Company had securities borrowed without collateral from MUSHD of $140 million. The Company pledged these securities to an affiliate as part of a repurchase agreement.

The Company has certain commitments with affiliates which are disclosed in Footnote 13.

11. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method, which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company has tax liabilities in jurisdictions it conducts business: New York State, New York City, New Jersey and California. California taxes are computed on a unitary basis. Each entity included in the California unitary return consisting of affiliated entities (collectively the "Group") pays the California tax on its share of the Group's income apportioned to California. The Company made certain estimates with respect to the computation of its share of the California income tax, including estimates for Group income and allocation percentages. Changes in these estimates would not have a material impact on the Company's California tax liability. There is no formal tax sharing agreement in place. Nonetheless, the Company believes the method for allocating California income tax expense is systematic and rational.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows:

	December 31, 2012
Deferred tax assets:	
Bonuses and deferred compensation	$13,391
Accrued and deferred rent	1,466
Accrued interest	1,172
Depreciation	634
Other items	796
Gross deferred tax assets	17,459
Valuation allowance	(80)
Gross adjusted deferred tax assets	17,379
Deferred tax liabilities:	
Prepaid Pension	(285)
Gross deferred tax liabilities	(285)
Net deferred tax assets	$17,094

The Company does not currently have any net operating loss or other credit carryforwards.

The valuation allowance for deferred tax assets (net of Federal benefit) as of December 31, 2012 is $80. The valuation allowance decreased by $795 for the year ended December 31, 2012. The decrease is related to temporary differences that, in management's judgment, may now be realized in full. When assessing the realizability of temporary differences, management considers the timing and source of taxable income, as well as the extent of alternative or minimum taxes.

Included in the balance of unrecognized tax benefits at December 31, 2012 are potential benefits of $189 that, if recognized, would affect the effective tax rate on income. All other tax positions are highly certain as to ultimate deductibility, but there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, recognition of these benefits would not affect the effective tax rate on income. During the next 12 months, the Company expects to close an Internal Revenue Service examination of its 2008 and 2009 Federal tax returns. Closure of the examination would impact approximately $279 of unrecognized tax benefits from positions originally taken in those years, all of which are uncertain only with respect to timing of deductibility.

Reserves for interest, net of benefit, and penalties, if any, are included as Accrued expenses and other liabilities in the Statement of Financial Condition. An interest and penalty provision of $24 was recognized and the accrued interest payable balance at December 31, 2012 is $71, all related to interest with respect to unrecognized tax benefits.

The Company's years under examination or open to examination by major jurisdictions are tax years ended December 2008 and forward for Federal, New York State, New York City and California and December 2009 and forward for New Jersey.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment and management of risks at the Company level.

Market Risk - In the normal course of business, the Company enters into securities transactions in order to meet client financing and hedging needs. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. Due to the short term nature of these pending transactions, typically settling one to three business days after trade date, such activities did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements and securities borrowed and loaned reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Company's Statement of Financial Condition. Risk arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Statement of Financial Condition.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Collateralized Securities Financing Transactions - The Company enters into reverse repurchase agreements, repurchase agreements and securities borrow and loan transactions. Under these agreements and transactions, the Company either receives or provides collateral. The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2012, the fair value of securities received as collateral, prior to netting, was $29.2 billion and the fair value of the portion that has been sold or repledged was $28.6 billion.

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. COMMITMENTS AND CONTINGENCIES

Leases – The Company leases space in New York, New Jersey, and California. Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year		Amount
2013		$ 5,920
2014		5,922
2015		4,626
2016		2,039
2017		2,063
Thereafter		7,166
	Total	$27,736

In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. A reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2012 is $2,611.

Securities Financing – The Company has a committed facility with MUSHD to be shared with an affiliate, Mitsubishi UFJ Securities International plc, to provide collateralized financing up to an aggregate of $1 billion. At December 31, 2012, this facility was not drawn down.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Statement of Financial Condition as of December 31, 2012.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

14. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by BTMU. Contributions are based on an amount that satisfies ERISA funding standards.

In 2011, the Company implemented a non-qualified deferred compensation plan ("the Plan"). Plan assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly by an outside third party based on cash surrender value of the corporate-owned life insurance. At December 31, 2012, the value of the trust is $4,547 and is included in other assets with an equal amount recognized as an obligation to the trust.

15. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, at the greater of 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act. For Rule 15c3-1 purposes, there are certain additional capital requirements for broker-dealers engaging in reverse repurchase agreements. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%. At December 31, 2012, the Company had net capital of $231,282 that was $230,254 in excess of the $1,028 requirement.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2012, the Company had a customer reserve requirement of $144. At December 31, 2012, the Company had approximately $3,500 reflected on the Statement of Financial Condition as Cash deposited or segregated under federal and other regulations or requirements.

16. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2012 through February 26, 2013, the date on which the Statement of Financial Condition is available to be issued. On January 20, 2013, the Company's $260 million short term borrowing from MUSHD matured and was renewed as a $225.5 million loan based on the current U.S. Dollar to yen exchange rates.

* * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2013

To the Board of Directors and Stockholder of
Mitsubishi UFJ Securities (USA), Inc.
New York, New York

In planning and performing our audit of the financial statements of Mitsubishi UFJ Securities (USA), Inc. (a wholly-owned subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd.) (the "Company"), as of and for the year ended December 31, 2012 (on which we issued our report dated February 26, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, fraud or error may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Shareholder, management, the SEC, the CTFC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CTFC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP